UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tobira Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88883P101

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 88883P101

1.	Name of Reporting Person: Montreux Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

SCHEDULE 13G

CUSIP No. 88883P101

1.	Name of Reporting Person: Montreux Equity Partners V, L.P.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

SCHEDULE 13G

CUSIP No. 88883P101

1.	Name of Reporting Person: Montreux IV Associates, L.L.C.

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

SCHEDULE 13G

CUSIP No. 88883P101

1.	Name of Reporting Person: Montreux Equity Management IV, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

SCHEDULE 13G

CUSIP No. 88883P101

1.	Name of Reporting Person: Montreux Equity Management V, LLC

2.	Check the Appropriate Box if a Member of Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 0

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

Item 1.
	(a)	Name of Issuer: Tobira Therapeutics, Inc. (formerly known as Regado Biosciences, Inc.)
	(b)	Address of Issuer’s Principal Executive Offices: 701 Gateway Boulevard, Suite 300 South San Francisco, CA 94080

Item 2.
(a)

Name of Person Filing:
Montreux Equity Partners IV, L.P. (“MEP IV”) is a California limited partnership whose principal business is making investments in the securities of other entities. Montreux IV Associates, L.L.C. (“Associates”) is a California limited liability company whose principal business is making investments in the securities of other entities. Montreux Equity Partners V, L.P. (“MEP V”) is a Delaware limited partnership whose principal business is making investments in the securities of other entities. Montreux Equity Management IV, LLC (“MEM IV”) is a California limited liability company, the sole general partner of MEP IV and the manager of Associates. Montreux Equity Management V, LLC (“MEM V”) is a Delaware limited liability company, the sole general partner of MEP V.

	(b)	Address or Principal Business Office or, if none, Residence: One Ferry Building Suite 255 San Francisco, CA 94111
	(c)	Citizenship or Place of Organization: MEP IV, Associates and MEM IV: California. MEP V and MEM V: Delaware.
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 88883P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned

MEP IV	0
MEP V	0
Associates	0
MEM IV	0	(1)
MEM V	0	(2)

(b) Percent of Class

MEP IV	0%
MEP V	0%
Associates	0%
MEM IV	0%
MEM V	0%

(c)(i) Number of shares to which the person has sole power to vote or direct the vote

MEP IV	0
MEP V	0
Associates	0
MEM IV	0
MEM V	0

(c)(ii) Number of shares to which the person has shared power to vote or direct the vote

MEP IV	0
MEP V	0
Associates	0
MEM IV	0
MEM V	0

(c)(iii) Number of shares to which the person has sole power to dispose or direct the disposition of

MEP IV	0
MEP V	0
Associates	0
MEM IV	0
MEM V	0

(c)(iv) Number of shares to which the person has shared power to dispose or direct the disposition of

MEP IV	0
MEP V	0
Associates	0
MEM IV	0
MEM V	0

(1)

MEM IV serves as investment manager to and general partner of MEP IV. By reason of such relationships, MEM IV may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP IV. Additionally, MEM IV serves as manager of Associates. By reason of this relationship, the MEM IV may also be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Associates. MEM IV disclaims beneficial ownership of all of such shares.

(2)

MEM V serves as investment manager to and general partner of MEP V. By reason of such relationships, MEM V may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by MEP V. MEM V disclaims beneficial ownership of all of such shares.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2017

MONTREUX EQUITY PARTNERS IV, LP

By:	Montreux Equity Management IV, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX IV ASSOCIATES, LLC

By:	Montreux Equity Management IV, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

MONTREUX EQUITY PARTNERS V, LP

By:	Montreux Equity Management V, LLC, its General Partner

By:	/s/ Daniel K. Turner III
Daniel K. Turner III, Managing Member

Signature Page to Schedule 13G

Issuer: Tobira Therapeutics, Inc.